May 6, 2025

R. Craig Bealmear
Chief Financial Officer
Oklo Inc.
3190 Coronado Dr.
Santa Clara, CA 95054

        Re: Oklo Inc.
            Draft Registration Statement on Form S-1
            Submitted April 30, 2025
            CIK No. 0001849056
Dear R. Craig Bealmear:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Liz Packebusch at 202-551-8749 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Ryan Hudson